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                                       FILING PURSUANT TO RULE 425 OF THE
                                       SECURITIES ACT OF 1933 AND RULE
                                       14(a)-12 OF THE SECURITIES EXCHANGE
                                       ACT OF 1934
                                       FILER: EXCALIBUR TECHNOLOGIES CORPORATION
                                       SUBJECT COMPANY: EXCALIBUR TECHNOLOGIES
                                       CORPORATION NO. 0-9747

The following is the transcript of the Question and Answer Session of a November 21, 2000 conference call concerning the Third Quarter Financial Results of Excalibur Technologies Corporation.

                             EXCALIBUR TECHNOLOGIES
                           QUESTION AND ANSWER SESSION

                            MODERATOR: PATRICK CONDO
                                NOVEMBER 21, 2000
                                  6:30 A.M. MT


PAT CONDO:              NOW, LET ME ASK THE OPERATOR TO BRIEF YOU ON THE
                        INTERACTIVE PORTION OF THE QUESTION AND ANSWER SESSION.
                        THEN WE'LL OPEN IT UP TO YOUR QUESTIONS.

Operator:       Ladies and gentlemen, we will now begin the question and answer session. To ask a question, please press the "1," followed by the "4," on your push-button phone. You will hear a three-tone prompt, acknowledging your request. Your questions will be polled in the order they are received.

                If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the "1," followed by the "3," on your push-button phone. If you're using a speaker-phone, please pick up your handset before pressing the numbers. One moment please, for the first question. Phillip Leigh, with Raymond James. Please go ahead with your question.

Phillip Leigh:  I'd like to ask a question about the number of shares that will be outstanding for the completion of the merger, for both fully diluted and also primary. Secondly, if you could just give me the breakdown by Quarter of the Screening Room sales for the first three Quarters of the year, and then the text sales?

P Condo:        Okay, Phil. This is Pat. I'm going to refer that to Jim.

P Leigh:            Okay.

J Buchanan:     Looking at the pro forma, let me answer your second question, first, on the revenue of our Screening Room product.


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                I'll give you software revenue for the first three Quarters in rounded hundred thousands. It was about $500,000 in Q1. Q2 was about $1.6 million. Q3 was 2.5 million. That's software revenue.

                If you look at total revenue, including maintenance, the 1st Quarter was $0.7 million, 2nd Quarter was $1.6 million, 3rd Quarter 2.6 million. So I just need to orient myself, now, for a second. That was Screening Room revenue.

                With respect to the number of shares outstanding, I'm looking for a particular chart I'm familiar with. Why don't we go to the next question, Phil?

P Condo: He also asked about RetrievalWare--revenue for the first three Quarters for RetrievalWare.

J Buchanan:     Oh, I'm sorry. RetrievalWare for three Quarters. I'll give it to you in roughly the same format. Software revenue was $7.0
                million 1st Quarter, $8.4 million the 2nd Quarter, and 8.1 million the 3rd Quarter. Total revenue, including maintenance, is $8.7 million the 1st Quarter, $9.7 million for the 2nd
                Quarter, and $9.7 million for the 3rd Quarter.

                I'd like to find that particular table that I'm looking for. I'll come back to it as soon as I find it.

P Leigh:        Okay. The table will include the shares that go to the NBA too;
                right?

J BUCHANAN:             YES. THAT'S DISCLOSED IN THE PRO FORMA PROXY. YES.

P Leigh:        Okay.

P Condo:        Yes. We'll come back to that. Next question?

Operator:       Ladies and gentleman, if there are any additional questions, please press the "1," followed by the "4," at this time.

                Rob Martin with Friedman Billings Ramsey. Please go ahead with your question.

Matt McCormack:    Yes. Hi. This is actually Matt McCormack. I have a question regarding your Screening Room product. I know you have big plans for this. What are your selling plans with your RetrievalWare customers once you've completed the Convera transaction? I was just curious to know what kind of cross-selling opportunities you're seeing currently, right now.

P Condo: This is Pat. Actually, several. For instance, the ABC deal that we just announced was a cross-selling opportunity. About a year ago we signed a major licensing agreement with ABC for managing all of the news archives. As a result of their use of that application, they decided that they would extend the use of Excalibur to a more multi-media facet in the broadcasting space. So they signed two deals with ABC affiliates KGO, and KABC.


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                We expect that ultimately, we'll be able to reach the almost 100 or so broadcasting stations that form the ABC Corporation.

                In general, what we're finding is that greater than 40% of our current RetrievalWare customers are in the media broadcasting and entertainment industries. Most of those accounts are interested in managing data other than just Web documents and texts, today. We see them as basically the first line of upgrade for us to be able to sell screening room to those 200 or so customers that we have in that existing market.

M McCormack:            Okay. Just another question. With respect to Convera
                and the end-to-end solution that you're providing, are you expecting to announce any other agreements? I believe right now you currently only have the NBA signed up. Are you expecting to announce any other agreement before the close of the deal?

P Condo: I don't want to comment directly on any deals in particular. But I would like to say that we're engaged in a variety of discussions across our interactive media services--in movies, in sports leagues, with news and information companies, and with training companies. We are also engaged in a variety of discussions regarding technology alliances to help build our end-to-end solution, and to build our distribution.

                The third thing I'd like to say is that at this point, it's difficult for us to form any of these major alliances until after Convera becomes a corporation, which it's scheduled to do on December 21.

M McCormack:            Okay. Great. Thanks a lot.

P Condo:        Next question?

Operator:       Ed Maguire with Merrill Lynch. Please go ahead with your
                questions.

Ed Maguire:     Hi. I'd like to see if you could give a little bit of color into the competitive environment, as you move more from your text management into rich data. Who are some of the companies that you're competing against? Could you comment on the competitive landscape?

P Condo: Sure. When we put together Convera, we looked at what the end-to-end solution was. We saw no single competitor with the breadth of offering that would come from a company that combines the ability to manage and package, protect and distribute rich media.

                However, when you break down that segmentation, there are several companies that don't directly compete with us, yet they're certainly in spaces that are niches within that broad categorization. There are companies today that do encoding. Public companies would be people like LoudEye and Sonic Foundry. There are companies that do video management and loggings. Those are companies like Virage. There are companies that are in the digital rights management and securities space, like InterTrust. Then there are companies that are in downstream distribution, which are more private companies than public companies. Like Broadcast, and a couple of other companies.


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                The opportunity we saw was to take our capabilities in the
                Screening Room and RetrievalWare space and add security, digital rights management and the technology to distribute over a variety of device types, to put together a company that no single competitor or two competitors had a chance at. That's the landscape today.

E Maguire:      Right. Thanks.

P Condo:        Next question?

Operator:       Once again, ladies and gentlemen, if there are any additional questions, please press the "1," followed by the "4," at this time. Phillip Leigh with Raymond James. Please go ahead with your follow-up question.

P Leigh: Could you elaborate a little bit on the DSOs, and the reason why they're staying so high?

P Condo: Phil, Jim will address that, as well as your original questions on the shares.

J Buchanan:     Yes, Phil. It's Jim. I'm referring to information on page 7. I can talk to you later if you'd like, in more detail. After giving effect to shares issued to the NBA and taking into account full dilution of all shares, there'll be about 49.9 million shares outstanding. Former Excalibur stockholders and option holders will hold 18.1 million. That's about 36.2% of the total. Intel will hold about 27.1 million. That's about 54.3% of the total. The NBA will hold 4.7 million, which is about 9.5% of the total.

                With respect to the DSO, we had a very good Quarter in Europe. We talked about that in the presentation. While that's great, unfortunately, the business terms in Europe are such that it generally takes a little longer to collect, there. So the higher mix of business that we had there has, for the first part of this year, had a tendency to increase the DSO.

                We're looking at how to do business there and reduce the time that it takes to get paid. We've got some ideas there and some things that we're working on. And we expect that to come down in future quarters. We're not concerned at all about collecting on those deals. It's just a timing issue, in terms of how long it takes.

P Leigh: Okay. You gave us the number for fully diluted shares. What would be the primary?

J Buchanan:     Primary for former Excalibur stockholders and options holders, is 15.5 million. Intel would hold 27.1 million, and the NBA would hold 4.7 million.

P Leigh: Okay. What is the deferred revenue? Is that in any way reflected in the accounts receivable?

J Buchanan:     Well, deferred revenue is either maintenance revenue that hasn't been earned yet, or unearned services revenue. Maintenance revenue is earned ratably over the life of the period of the contract. So when you enter into a contract, there's maintenance associated with it. Typically, our deals are for one year on maintenance.


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                Also, if you haven't performed services--services are recognized as they're performed. The bulk of our deferred revenue is maintenance. But there is some deferred service revenue in there, as well.

P Leigh:        Have you been paid cash for those things, yet?

J Buchanan:     We've either been paid cash, or it gets recognized in the
                receivable amount. It's revenue that will be recognized for the next several Quarters.

P Leigh:        So then the bulk of it is recognized in receivables?

J Buchanan:     Yes.

P Leigh:        Okay.

J Buchanan:     That's correct.

P Condo:        Next question?

Operator:       If there are any additional questions, please press the "1,"
                followed by the "4," at this time. Mr. Condo, I'm showing no further questions at this time. Please continue.

P Condo: This concludes our FY2001 3rd Quarter Financial Results Conference Call. Let me remind those of you who were unable to participate in all of today's call, that a playback of our call will be available for 24 hours following the conclusion of today's conference.

                To play back the conference, dial 800-633-8284 domestically, or 858-812-6440 international. Enter reservation number 16567918 when prompted. In addition, a Web playback will be available for the next 30 days. To access the Web playback, simply go to Excalibur's Web site EXCALIB.COM, and click on Excalibur's 3rd Quarter Financial Results Web playback. Or go to THEMEETINGSON.COM, and enter reservation number 16567918.

                Thank you all for participating.

Operator:       Ladies and gentlemen, this does conclude your conference call for today. You may all disconnect. Thank you for participating.

On November 21, 2000, Excalibur filed a definitive proxy statement/prospectus and other relevant documents concerning the merger of Excalibur with the Interactive Media Services division of Intel with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this definitive proxy statement/prospectus.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at


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www.sec.gov. and upon oral or written request to Excalibur Technologies
Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention:
Investor Relations (telephone number (703) 761-3700.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation is set forth in the proxy statement/prospectus.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.